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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                              (AMENDMENT NO. 1  )*
                                            ---


                             Harmonic Lightwaves, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)


                            Common Stock, $.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 413160-10-2
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                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                      13G
CUSIP NO: 413160-10-2                            PAGE   2     OF    6   PAGES
                                                      -----       -----

==============================================================================
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
          Frederick R. Adler

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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                   -----

                                                               (b)   X
                                                                   -----

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     3    SEC USE ONLY

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     4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

==============================================================================
Number of           SOLE VOTING POWER
Shares         5    0 shares
Beneficially
Owned By Each ----------------------------------------------------------------
Reporting           SHARED VOTING POWER
Person With    6    0 shares - But may be deemed to have shared power to vote
                    a total of 0 shares by reason of being a General Partner of each of the Partnerships that serves as a General
                    Partner of Venad IV and Venad IV-A, (each being a New York
                    Limited Partnership) and of Euro-America-I L.P.,
                    ("Euro-America"), a Cayman Island B.W.I. Limited
                    Partnership.

              ----------------------------------------------------------------
                7    SOLE DISPOSITIVE POWER
                    0 shares
              ----------------------------------------------------------------

               8    SHARED DISPOSITIVE POWER
                    0 shares - But may be deemed to have shared power to dispose a total of 0 shares by reason of being a General Partner of each of the Partnerships that serves as a General Partner of Venad IV, Venad IV-A and Euro-America.
==============================================================================
     9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 shares, except that Mr. Adler may be deemed to beneficially own a total of 0 additional shares by reason of being a General Partner of each of the Partnerships that serves as a General Partner of Venad IV, Venad IV-A and Euro-America. Mr. Adler expressly disclaims beneficial ownership of such additional shares.

------------------------------------------------------------------------------
     10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*    / X /
                    ------

------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          Less than 1%

------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

------------------------------------------------------------------------------
          IN

==============================================================================



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                                                   Page   3   of   6   Pages
                                                        -----    -----

Item 1 (a).    Name of Issuer:

               Harmonic Lightwaves, Inc. (the "Company")

Item 1 (b).    Address of Issuer's Principal Executive Office:

               549 Baltic Way
               Sunnyvale, CA 94089

Item 2 (a).    Name of Person Filing:

               This statement is filed by Frederick R. Adler.

Item 2 (b).    Address of Principle Business Office or, if none, Residence:

               The address of the principal business office of Mr. Adler is c/o Adler & Company, 1520 South Ocean
               Boulevard, Palm Beach, FL 33480.

Item 2(c).     Citizenship:

               Mr. Adler is a United States citizen.

Item 2 (d).    Title of Class of Securities:

               Common Stock, $.001 par value per share ("Common Stock")

Item 2(e).     CUSIP Number:

               413160-10-2



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                                                      Page   4   of  6   Pages
                                                           -----   -----
Item 3.        Description of Person Filing:

               Not Applicable.

Item 4.        Ownership:

               The following information with respect to ownership of Common Stock of the Company by the persons filing this Statement is provided as of December 31, 1996, the last day of the year covered by this Statement.

               (a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

               (b) Percent of class: See Row 11 of cover page for each Reporting Person.

               (C)            Number of shares as to which such person has:

                              (I) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

                              (ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

                              (iii) Sole power to dispose or direct the disposition of: See Row 7 of cover page for each Reporting
                                             Person.

                              (iv) Shared power to dispose or direct the disposition of: See Row 8 of cover page for each Reporting
                                             Person.

Item 5.        Ownership of Five Percent or Less of a Class:

               If this Statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: X
                                          ---

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               To the best knowledge of Frederick R. Adler, no person other than Mr. Adler will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by Mr. Adler, except that Mr. Adler may be deemed to have such rights and powers with respect to the shares beneficially owned by Venad IV, Venad IV-A and Euro-America-I, L.P. ("Euro-America") solely by reason of his being a General Partner (or General Partner of a General Partner) of the General Partner of each.



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                                                     Page   5    of   6   Pages
                                                          ------    -----

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

               Not applicable.

Item 8.        Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.




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                                                      Page   6   of   6   Pages
                                                           -----    -----


                                   SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.



February 14, 1997


                         ----------------------------
                              Frederick R. Adler